VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, D.C.

September 16, 2011
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Kieran Brown
Re:	Nuveen Multi-Strategy Income and Growth Fund (JPC), File No. 811-21293; Nuveen Multi-Strategy Income and Growth Fund 2 (JQC), File No. 811-21333
To The Commission:
     On behalf of the Nuveen Multi-Strategy Income and Growth Fund and Nuveen Multi-Strategy Income and Growth Fund 2 (each, a “Registrant” and together, the “Registrants”) this letter is in response to the comments you provided on September 12, 2011 during our telephone conference regarding the preliminary proxy materials filed for each Registrant on September 2, 2011. Any terms not defined herein have the same meanings as given in the preliminary proxy statement.
1. Comment: For each Registrant, in the Q&A, please add additional language as to what components of the Repositioning Plan may or may not take effect if shareholders do not approve the proposal(s) in response to the question, “What happens if shareholders do not approve [the/these] proposals?”
     Response: Language has been added in each Registrant’s proxy statement in response to the staff’s request.
2. Comment: For each Registrant, please clarify its address in the proxy statement.
     Response: Language has been added in each Registrant’s proxy statement in response to the staff’s request.
3. Comment: With respect to JPC, in the section “Summary of Current and Proposed Sub-Advisory Agreements,” please move the relevant information from the Appendices to the section.
     Response: The relevant information has been relocated in JPC’s proxy statement in response to the staff’s request.

Securities and Exchange Commission
September 16, 2011

4. Comment: With respect to JPC, were any sub-advisers other than NWQ and NAM considered?
     Response: In connection with the proposed repositioning of JPC, the Board received and considered the investment process of various potential sub-advisers, including non-affiliated investment managers, as discussed under the heading “Board Considerations in Approving the Proposed Sub-Advisory Agreements.” In reviewing potential sub-advisers for JPC, the Board reviewed an analysis of different combinations of sub-advisers and took into account the goal of differentiating JPC from other existing Nuveen preferred securities funds while offering investors access to investment managers with distinctive, complementary approaches to the preferred securities market.
     Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7796 or Deborah Bielicke Eades at (312) 609-7661.
Sincerely,
/s/ Abigail J. Murray

333 West Wacker Drive
Chicago, Illinois 60606
September 16, 2011
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Kieran Brown
Re:	Nuveen Multi-Strategy Income and Growth Fund (JPC), File No. 811-21293; Nuveen Multi-Strategy Income and Growth Fund 2 (JQC), File No. 811-21333
To the Commission:
     This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Nuveen Multi-Strategy Income and Growth Fund and Nuveen Multi-Strategy Income and Growth Fund 2 (each, a “Registrant” and together, the “Registrants”) to comments that you provided with respect to each Registrant’s preliminary proxy statement filed with the Commission on September 2, 2011.
     Each Registrant acknowledges that the adequacy and accuracy of the disclosure in the filings is the responsibility of the Registrant. Each Registrant acknowledges that any comments or changes to disclosure in the filings reviewed by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filings and each Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Nuveen Investment Trust
By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary